United States

Securities and Exchange Commission

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

Date of report: July 9, 2021

International Seaways, Inc.

(Exact name of registrant as specified in charter)

Republic of the Marshall Islands	1-37836-1	98-0467117
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

600 Third Avenue, 39th Floor, New York, NY	10016
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 578-1600

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock (no par value)	INSW	New York Stock Exchange
8.5% Senior Notes due 2023	INSW - PA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 5.02	Election of Directors.

As previously disclosed, on March 30, 2021, International Seaways, Inc., a Republic of the Marshall Islands corporation (“INSW”), Diamond S Shipping Inc., a Republic of the Marshall Islands corporation (“Diamond”) and Dispatch Transaction Sub, Inc., a Republic of the Marshall Islands corporation and wholly-owned subsidiary of INSW (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which INSW and Diamond have agreed, subject to the terms and conditions of the Merger Agreement, to effect a stock-for-stock merger of their respective businesses whereby Merger Sub will merge with and into Diamond, resulting in Diamond surviving the merger as a wholly owned subsidiary of INSW (the “Merger”).

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”) the Board of Directors of INSW (the “INSW Board”) will consist initially of ten (10) directors comprised of (i) a chairman, designated by INSW, (ii) six (6) additional directors designated by INSW that are reasonably acceptable to Diamond S and (iii) three (3) additional directors designated by Diamond that are reasonably acceptable to INSW. As previously announced, at the Effective Time, the chairman of the INSW Board is expected to be Douglas D. Wheat, and Lois K. Zabrocky is expected to be one of the INSW designees to the INSW Board. Separately, Diamond has advised that Craig H. Stevenson, Jr., Alexandra K. Blankenship and Nadim Qureshi have been selected by Diamond as Diamond’s designees to the INSW Board with effect upon the Effective Time. In anticipation of the closing of the Merger, INSW has selected Messrs. Timothy J. Bernlohr, Ian T. Blackley, David I. Greenberg, Joseph I. Kronsberg and Ms. Randee E. Day, in addition to Mr. Wheat and Ms. Zabrocky, as INSW’s continuing directors on the INSW Board with effect upon the Effective Time (at which time Mr. Ty E. Wallach will resign from the INSW Board).

The foregoing description of the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement, which was attached as Exhibit 2.1 to the Form 8-K/A of the Company, filed on April 5, 2021, and which is incorporated herein by reference.

Forward-Looking Statements

This release contains forward-looking statements. In addition, the Company or Diamond S may make or approve certain statements in future filings with the U.S. Securities and Exchange Commission (the “SEC”), in press releases, or in oral or written presentations by representatives of the Company. All statements other than statements of historical facts should be considered forward-looking statements. These matters or statements may relate to the parties’ planned merger and their plans to issue dividends, their prospects, including statements regarding vessel acquisitions, trends in the tanker markets, and possibilities of strategic alliances and investments. Forward-looking statements are based on the Company’s and Diamond S’ current plans, estimates and projections, and are subject to change based on a number of factors. Investors should carefully consider the risk factors outlined in more detail in the Annual Report on Form 10-K for 2020 for the Company and Diamond S, the Company’s and Diamond S’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, the Company’s Registration Statement on Form S-4 dated May 5, 2021, the amendment to its Registration Statement on Form S-4 dated June 3, 2021 and its prospectus filed on Form 424B3 dated June 11, 2021 and in similar sections of other filings made by the Company and Diamond S with the SEC from time to time. Neither the Company nor Diamond S assumes any obligation to update or revise any forward-looking statements. Forward-looking statements and written and oral forward-looking statements attributable to the Company, Diamond S or their respective representatives after the date of this release are qualified in their entirety by the cautionary statements contained in this paragraph and in other reports previously or hereafter filed by the Company or Diamond S with the SEC.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between the Company and Diamond S. In connection with the proposed transaction, the Company has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of the Company and Diamond S that also constitutes a prospectus of the Company. The registration statement was declared effective on June 9, 2021, and the joint proxy statement/prospectus was first mailed to stockholders of the Company and shareholders of Diamond S on or about June 11, 2021. The Company and Diamond S may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which the Company or Diamond S may file with the SEC. Investors and security holders of the Company and Diamond S are urged to read the joint proxy statement/prospectus, Form S-4 and all other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about the Company, Diamond S, the transaction and related matters. Investors are able to obtain free copies of the joint proxy statement/prospectus and Form S-4 and other documents filed with the SEC by the Company and Diamond S through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s investor relations website at https://www.intlseas.com/investor-relations. Copies of documents filed with the SEC by Diamond S will be made available free of charge on Diamond S’ investor relations website at https://diamondsshipping.com/investor-relations.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company, Diamond S and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of the Company and Diamond S securities in connection with the contemplated transaction. Information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Form S-4 and joint proxy statement/prospectus regarding the proposed transaction filed with the SEC by the Company and Diamond S. These documents are available free of charge from the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL SEAWAYS, INC.

By:	/s/ James D. Small III
Name:	James D. Small III
Title:	Chief Administrative Officer, Senior Vice President, Secretary and General Counsel

Date: July 9, 2021